

June 27, 2013

<u>Via E-mail</u>
Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

      Re: **The Charles Schwab Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                File No. 001-09700

Dear Mr. Bettinger:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Hugh West

                      Hugh West
                      Accounting Branch Chief